EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Athersys, Inc. for the registration of common stock, preferred stock, depositary shares, warrants, subscription rights, contingent value rights, debt securities and purchase contracts, as well as units that include any of these securities, and to the incorporation by reference therein of our report dated March 15, 2022, with respect to the consolidated financial statements of Athersys, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio
May 5, 2022